SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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March 16, 2018

VIA EDGAR

Mr. Jeff Kauten

Ms. Folake Ayoola

Mr. Stephen Krikorian

Ms. Morgan Youngwood

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                 Bilibili Inc. (CIK No. 0001723690)
Registration Statement on Form F-1 (File No. 333-223405)

Responses to the Staff’s Comment Letter Dated March 12, 2018

Dear Mr. Kauten, Ms. Ayoola, Mr. Krikorian and Ms. Youngwood:

On behalf of our client, Bilibili Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Amendment No. 1 to the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

To facilitate your review, we are separately delivering to you today five courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on March 2, 2018.

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated March 12, 2018. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

The Company will commence the marketing activities in connection with the offering on March 19, 2018. The Company plans to request that the Staff declare the effectiveness of the Registration Statement on or about March 27, 2018, and will file the joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

Prospectus Summary, page 1

1.                                      You state that the prospectus contains information from a report commissioned by you and prepared by iResearch. Please provide us with a copy of the iResearch Report for our review. Clearly mark the specific language in the supporting materials that supports each statement in the prospectus.

In response to the Staff’s comment, the Company encloses as Annex I an index that sets forth the relevant industry and market data from iResearch and page numbers of the Registration Statement where such information appears, with cross-references to marked copies of the underlying supporting materials. We are also delivering to you today two marked copies of the iResearch Report that shows the specific language that supports each relevant statement in the prospectus.

2.                                      Please revise to disclose that you derived 65.7%, 65.4% and 83.4% of your revenues from mobile games in 2015, 2016 and 2017, respectively, and that you derive a significant portion of mobile game revenues from a limited number of games, including that, in 2017, two mobile games accounted for more than 10% of your total mobile game revenues, one for 71.8% and the other for 12.7%.

In response to the Staff’s comment, the Company has made the referenced disclosure on pages 2, 72 and 107 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Results of Operations, page 72

3.                                      Please tell us your consideration of disclosing the average revenue per monthly paying user and the average revenue per monthly paying user for mobile games for each quarterly period presented. This appears to be important information necessary to understanding your revenues and operating results considering your ability to monetize depends on your ability to increase the spending of your paying users. We refer you to Part I, Items 5A and 5D of Form 20-F and Section III.B of SEC Release 33-8350.

In response to the Staff’s comment, the Company has made the referenced disclosure on pages 73 and 74 of the Registration Statement.

Related Party Transactions, page 158

4.                                      You state that you have received and expect to continue to receive certain services from the spun-off entities on an arm’s length basis. Please revise to provide the material terms of any related agreement(s) and file such agreement(s) as exhibits to the registration statement or tell us why you believe these are not material. Refer to Item 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that, as of the date hereof, the Company has not yet received material services from the spun-off entities, and is in the process of negotiating with the spun-off entities the definitive agreements relating to future services provided to the Company by these entities. The Company undertakes that it will disclose the material terms of and file such agreements when they are finalized in the Company’s registration statement or periodic reports, as applicable.

5.                                      Please revise to identify your existing shareholders and management team members who established the investment fund as well as the subsidiary that is a limited partner of the investment fund. Also file related agreements as exhibits to the registration statement or tell us why the information is not material. Refer to Item 7.B. of Form 20-F and Item 601(b) of Regulation S-K.

In response to the Staff’s comment, the Company has revised page 159 of the Registration Statement to clarify that as of the date hereof, the investment fund has yet to be established, and Shanghai Hode Information Technology Co., Ltd., one of the Company’s variable interest entities, is expected to subscribe for certain partnership interests in this investment fund. The Company respectfully advises the Staff that, as of the date hereof, the ownership structure and specific terms of this investment fund are still under discussion between the parties. The Company undertakes that as soon as such agreements have been reached the Company will include the requested information and file related agreements in the Company’s registration statement or periodic reports, as applicable.

Taxation, page 183

6.                                      We note that you have filed the opinions of Walkers regarding certain Cayman Islands tax matters and Commerce & Finance Law Offices regarding certain PRC tax matters as Exhibits 8.1 and 8.2, respectively. Please revise to clearly identify each material tax consequence being opined upon and identify the tax counsels. For guidance, refer to Section III of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has revised page 184 of the Registration Statement to identify each material tax consequence being opined upon and identify the tax counsels.

Consolidated Financial Statements

Note 29. Subsequent Events, page F-66

7.                                      Please clarify your disclosures that indicate the consideration of the transfer is expected to be approximately RMB500.00 million, which represents a premium of approximately RMB53.7 million over the carrying value of these investments. In this respect, tell us the amount of consideration that the Company will receive in connection with the transfer. Explain whether the transfer consideration represents the fair value of the equity investments transferred. Describe in detail the nature of the equity investments that will be transferred and when you expect the transfer to be completed. In addition, tell us your consideration of providing pro forma financial information to reflect the transfer of the equity investments. We refer you to Article 11-01 of Regulation S-X.

The Company respectfully advises the Staff that investments to be transferred are investments in privately held companies’ shares that are not common stock or in-substance common stock. The Company carries the investments at cost as these shares do not have readily determinable fair value. The Company expects to receive approximately RMB500.0 million as consideration, which is proposed based on the fair value estimation of the investments to be transferred. The transfer is subject to finalization of the underlying transaction documents and a series of legal registration procedures, and the timing of consummation of the transaction is not yet certain at this stage. The Company has revised page F-66 of the Registration Statement to expand the disclosure relating to this transfer.

The Company also respectfully advises the Staff that it has considered the guidance within Article 11-01(a)(4) of Regulation S-X as to whether this transfer would constitute a disposition of a significant portion of a business. The Company does not believe such cost method investments would constitute a “business” according to the guidance in Article 11-01(d) of Regulation S-X because the investments are financial assets with no revenue-generating activity. Therefore, the Company believes this proposed transfer should not be considered as a disposition of a business.

The Company has further considered whether this transfer would constitute a probable transaction for which disclosure of pro forma financial information would be material to investors pursuant to Article 11-01(a)(8) of Regulation S-X. The total cost of the equity investments subject to the proposed transfer is expected to be RMB445.9 million, including RMB343.2 million of equity investments measured at cost as of December 31, 2017, representing less than 10% of the total consolidated assets of the Company as of December 31, 2017. The remaining RMB102.7 million equity investments have not been made by the Company as of December 31, 2017. Additionally, the Company also has recorded no income or expense related to these equity investments during the periods presented in the financial statements. A pro forma financial information would not provide any incremental information to investors.

Accordingly, the Company believes that inclusion of pro forma information is not required because this transaction does not fall within the scope of transactions specified in Article 11-01(a)(1) through (7) of Regulation S-X nor would the disclosure of pro forma financial information be material to investors pursuant to Article 11-01(a)(8) of Regulation S-X.

*                                         *                                         *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Geoffrey Wang, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 10-6533-2928 or via email at geoffrey.wang@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures.

cc:                                Rui Chen, Chairman of the Board of Directors and Chief Executive Officer, Bilibili Inc.

Ni Li, Chief Operating Officer, Bilibili Inc.

Xin Fan, Chief Financial Officer, Bilibili Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Geoffrey Wang, Partner, PricewaterhouseCoopers Zhong Tian LLP

Allen Wang, Esq., Partner, Latham & Watkins

Annex I

Index to the Supporting Materials